United States securities and exchange commission logo





                 September 29, 2021

       Kobi Marenko
       Chief Executive Officer
       Arbe Robotics Ltd.
       HaHashmonaim St. 107
       Tel Aviv-Yafo, Israel

                                                        Re: Arbe Robotics Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed September 24,
2021
                                                            File No. 333-259757

       Dear Mr. Marenko:

              This is to advise you that we have not reviewed and will not review your registration statement.

              Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, Jan
       Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202)
551-3815.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Asher Levitsky, Esq.